UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Granite Point Mortgage Trust Inc.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

38741L 107

(CUSIP Number)

Rebecca B. Sandberg, Esq.

Vice President, Secretary and General Counsel

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY 10022

(612) 629-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Investment Corp., 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 33,114,212

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 33,114,212

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,114,212

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Two Harbors Operating Company LLC, 27-0312904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 33,114,212

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 33,114,212

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,114,212

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Capitol Acquisition Corp., 26-0435458

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 00,000

	8.	Shared Voting Power 33,114,212

	9.	Sole Dispositive Power 00,000

	10.	Shared Dispositive Power 33,114,212

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,114,212

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the $0.01 par value common stock (the “Common Stock”) of Granite Point Mortgage Trust Inc., a Maryland corporation (the “Issuer”), and hereby amends that certain Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2017 by Two Harbors Investment Corp. (“Two Harbors”) and Two Harbors Operating Company LLC (“Two Harbors LLC”). The purpose of this Amendment No. 1 is to disclose the addition of Capitol Acquisition Corp. (“Capitol”), a wholly owned indirect subsidiary of Two Harbors, as a member of the reporting group.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. All items or responses not described herein shall remain as previously reported in the Schedule 13D.

Item 2.  Identity and Background.

Sections (a), (b) and (c) of Item 2 are supplemented as follows:

(a) On August 9, 2017, Capitol became a member of the reporting group and a “Reporting Person”, along with Two Harbors and Two Harbors LLC, for purposes of the Schedule 13D. Two Harbors LLC owns 100% of the equity interests of Capitol.

(b) The address of Capitol is 601 Carlson Parkway, Suite 1400, Minnetonka, MN 55305.

(c) Capitol is a Delaware corporation whose primary business is to invest in various financial instruments for its own portfolio. Capitol is the record owner of 43,212 shares of Common Stock.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I, as amended, and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Two Harbors has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

As of the date of this Amendment No. 1, Capitol had acquired and holds 43,212 shares of Common Stock. These shares were purchased pursuant to a Stock Purchase Plan that Two Harbors committed to adopt in connection with the Issuer’s formation transaction and initial public offering. Capitol used its available working capital to fund the purchases.

Item 4.  Purpose of Transaction.

Section (a) of Item 4 is supplemented as follows:

(a) Capitol has acquired and may in the future acquire shares of Common Stock pursuant to the Stock Purchase Plan. Two Harbors does not intend to distribute any shares that Capitol acquires through the Stock Purchase Plan to its stockholders as part of the special dividend. Any shares of common stock purchased by Capitol pursuant to the Stock Purchase Plan are subject to lock-up arrangements between Two Harbors and the underwriters.

Item 5.  Interest in Securities of the Issuer.

Sections (a), (b) and (c) of Item 5 are supplemented as follows:

(a) — (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 43,234,205 shares issued and outstanding as of the date of this Amendment No. 1) are as follows:

Two Harbors

(a) Amount beneficially owned:  33,114,212 shares Percentage:  76.6%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  33,114,212 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 33,114,212 shares

Two Harbors LLC

(a) Amount beneficially owned:  33,114,212 shares Percentage:  76.6%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  33,114,212 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 33,114,212 shares

Capitol

(a) Amount beneficially owned:  33,114,212 shares Percentage:  76.6%

(b) Number of shares to which Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote:  33,114,212 shares

iii. Sole power to dispose of or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 33,114,212 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

The Reporting Persons hereby reference the disclosures contained in Items 3 and 4 of the Schedule 13D and this Amendment No. 1 regarding the Contribution Agreement, Director Designation Agreement, the Lock-up Period and the Stock Purchase Plan.

Item 7.  Material to Be Filed as Exhibits.

The following exhibit to Item 7 has been amended and is filed herewith:

Exhibit A:              Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2017

TWO HARBORS INVESTMENT CORP.

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

TWO HARBORS OPERATING COMPANY LLC

By: Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

CAPITOL ACQUISITION CORP.

By: Two Harbors Operating Company LLC, its sole shareholder,

By:	/s/ Thomas E. Siering
Name:	Thomas E. Siering
Title:	President and Chief Executive Officer

Schedule I

Directors of Two Harbors Investment Corp.

Stephen G. Kasnet

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 2,949

William Roth

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 15,000

W. Reid Sanders

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 17,564

Thomas E. Siering

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 25,000

Brian C. Taylor

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Partner, Pine River Capital Management

Citizenship: USA

Amount beneficially owned: 12,500

Hope B. Woodhouse

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Investor

Citizenship: USA

Amount beneficially owned: 7,564

Executive Officers of Two Harbors Investment Corp.

Thomas Siering (see above)

William Roth (see above)

Brad Farrell

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount beneficially owned: 7,500

Rebecca B. Sandberg

c/o Two Harbors Investment Corp.

590 Madison Avenue, 36th Floor

New York, NY  10022

Principal Occupation: Vice President, Secretary and General Counsel

Citizenship: USA

Amount beneficially owned: 10,500

Two Harbors Operating Company LLC

Two Harbors Investment Corp. is the sole manager of Two Harbors Operating Company LLC.

Capitol Acquisition Corp.

Two Harbors Operating Company LLC is the sole shareholder of Capitol Acquisition Corp.